<                       SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Thomas Group, Inc.
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  884402108
                                (CUSIP Number)

                              Edward P. Evans
                             Spring Hill Farm
                         712 Fifth Avenue, Suite 4900
                             New York, NY 10019
                               (212) 765-9500
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 August 10, 2000
            (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box       [X]

                        (Continued on following pages)

                              (Page 1 of 9 Pages)

CUSIP No. 884402108                     13D                  Page 2 of 9 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Edward P. Evans
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF See Item 3.
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                321,500
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 21,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                321,500
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 21,000
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                342,500        See Item 5.
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                  7.3%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                   IN
------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 884402108                     13D                  Page 3 of 9 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Edward P. Evans Foundation
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO See Item 3.
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Virginia
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                      0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 21,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                      0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 21,000
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 21,000        See Item 5.
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                  0.4%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                   OO
------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 884402108                     13D                  Page 4 of 9 Pages

Item 1.     Security and Issuer.

            This statement relates to the shares of common stock, $0.01 par value (the "Shares"), of Thomas Group, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 5221 North O'Connor Blvd., Suite 500, Irving, Texas 75039-3714.

            The Reporting Persons (as defined below) are filing this Schedule 13D (i) to report acquisition of additional Shares by the Reporting Persons and (ii) to report a change in their investment intent with respect to their ownership of the Shares as previously reported on a Schedule 13G filed by Edward P. Evans on November 24, 1999.


Item 2.     Identity and Background.

            (a)-(c) and (f) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

                 (i) Edward P. Evans ("Mr. Evans") is a citizen of the United States, whose address is 712 Fifth Avenue, Suite 4900, New York, NY 10019.
Mr. Evans is self-employed.

                 (ii) Edward P. Evans Foundation (the "Foundation"), a charitable foundation governed by the laws of the Commonwealth of Virginia, is controlled by Mr. Evans who is the settlor, one of the trustees and the President of the Foundation and has its principal office at 712 Fifth Avenue, Suite 4900, New York, New York 10019.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Person is attached as Exhibit 1.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds and Other Consideration.

            The Shares owned directly and indirectly by Mr. Evans were purchased with personal funds. The Shares owned directly by the Foundation were purchased with investable funds of the Foundation.

CUSIP No. 884402108                     13D                  Page 5 of 9 Pages

Item 4.     Purpose of the Transaction.

            All of the Shares beneficially owned by the Reporting Persons were acquired by the Reporting Persons for investment purposes. Although the Reporting Persons currently hold the Shares for investment purposes, the Reporting Persons are dissatisfied with the performance of the Issuer and its Shares and intends to seek to cause the Issuer to takes steps to maximize shareholder value promptly. Such steps could include, among other things, stock repurchases, changes in strategic direction, management changes, sale or merger of the Issuer. The Reporting Persons intend to pursue discussions with directors, officers, employees and affiliates of the Issuer, and with other shareholders of the Issuer, concerning the business, management and strategic direction of the Issuer and possible alternatives to maximize shareholder value.

            Each of the Reporting Persons may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the
Schedule 13D. However, each of the Reporting Persons intend to continuously review their investment in the Issuer, and may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of the
Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) Mr. Evans may be deemed to beneficially own, in the aggregate, 342,500 Shares representing approximately 7.3% of the Shares outstanding (based on 4,681,859 Shares outstanding as reported in the Issuer's Form 10-Q for the period ending March 31, 2000).

                  (i) Mr. Evans directly owns 317,500 Shares for his own accounts and holds 4,000 Shares in an Uniform Gifts to Minor Act ("UGMA") account for a minor beneficiary. Mr. Evans is also the President, the settlor and one of the trustees of the Foundation. Accordingly, Mr. Evans may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) (1) the Shares he holds in the UGMA account and
(2) the Shares as to which the Foundation possesses direct beneficial ownership.

                 (ii)  The Foundation directly owns 21,000 Shares.

            (b)  (i)   Mr. Evans has sole voting and dispositive power over
321,500 Shares and shared voting and dispositive power over 21,000 Shares.

CUSIP No. 884402108                     13D                  Page 6 of 9 Pages

                 (ii) The Foundation has shared voting and dispositive power over 21,000 Shares.

            (c) The trading dates, number of Shares purchased and the price per Share for all transactions related to Shares by the Reporting Persons since the filing of the beneficial report on Schedule 13G by Mr. Evans on November 24, 1999 are set forth in Schedule I hereto and are incorporated herein by reference. All purchases were made in the open market.

            (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it. Mr. Evans holds 4,000 Shares in a UGMA account for a minor beneficiary, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,000 Shares held in that account.

            (e)  Not applicable


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Mr. Evans is the President, the settlor and one of the trustees of the Foundation. By virtue of the relationship among the Reporting Persons as described herein, the Reporting Persons may be deemed to be a group under
Section 13(d).

            Pursuant to Rule 13d-1(k), the Reporting Person have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

            There is filed herewith as Exhibit 1 a written agreement relating to joint filing as required by Rule 13d-1(k).

CUSIP No. 884402108                     13D                  Page 7 of 9 Pages

                                SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  August 10, 2000


                                    /s/ Edward P. Evans
                                    ------------------------------
                                    Edward P. Evans, as
                                      an individual

                                    EDWARD P. EVANS FOUNDATION

                                    By:  /s/ Edwards P. Evans
                                          --------------------------
                                          Edward P. Evans, as
                                          Trustee

CUSIP No. 884402108                     13D                  Page 8 of 9 Pages

                                 EXHIBIT 1

                          JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13D-1(k)

Edward P. Evans and the Edward P. Evans Foundation, each hereby agrees that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of Common Stock, $0.01 par value of Thomas Group Inc. is filed jointly on behalf of such person.


DATED:  August 10, 2000


                                    /s/ Edward P. Evans
                                    ------------------------------
                                    Edward P. Evans, as
                                      an individual

                                    EDWARD P. EVANS FOUNDATION

                                    By: /s/ Edward P. Evans
                                        --------------------------
                                           Edward P. Evans, as
                                           Trustee

CUSIP No. 884402108                   13D                    Page 9 of 9 Pages

                                  Schedule I


                                Date of        Number of Shares      Price
Reporting Person              Transaction          Purchased       per Share

Edward P. Evans                01/14/00 P           19,000           11.43
                               01/18/00 P            5,000           11.43
                               01/19/00 P            1,000           11.43
                               01/25/00 P            2,000           12.05
                               01/26/00 P            8,000           12.05
                               02/07/00 P           10,000           10.68
                               02/08/00 P            3,900           10.68
                               02/23/00 P              650           10.43
                               02/24/00 P            6,900           10.90
                               02/25/00 P            2,450           10.93
                               03/03/00 P              200           10.55
                               03/06/00 P              700           10.55
                               03/07/00 P            4,100           10.38
                               03/28/00 P            2,200           10.55
                               04/04/00 P              300           10.55


Edward P. Evans (on behalf
of a minor beneficiary)        02/22/00 P            1,000           10.93
                               03/23/00 P            2,000           10.55
                               03/27/00 P            1,000           10.55


Edward P. Evans Foundation     02/23/00 P              650           10.43
                               02/24/00 P            6,900           10.90
                               02/25/00 P            2,450           10.93
                               03/03/00 P              400           10.55
                               03/06/00 P            1,300           10.55
                               03/07/00 P            8,300           10.38
                               04/14/00 P            1,000            9.43